FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MEDIA RELEASE
SIGNATURES

M E D I A   R E L E A S E

GOLD FIELDS WITHDRAWS
PROPOSED SHARE OFFERING

Johannesburg, 22 November, 2002: Gold Fields Limited today announced that it is withdrawing the Form F-1 Registration Statement filed with the United States Securities and Exchange Commission on the basis of which the company had intended to raise capital through an offering of shares in the United States.

Ian Cockerill, Chief Executive Officer of Gold Fields said, “We decided to withdraw our filing because current market conditions are not favourable.”

“In addition, we believe that Gold Fields’ shares are currently undervalued compared to our peers. The expectation of an offering at this time placed additional pressure on our share price at a time when, we believe, the outlook for gold is particularly positive,” said Cockerill.

Gold Fields Limited is the world’s largest unhedged gold company with 4.3 million ounces of attributable gold production per annum and attributable reserves of 79 million ounces. The company, which has operations in South Africa, Australia and Ghana and exploration projects worldwide, is focused on increasing value at its existing operations, international growth and developing the gold market. The principal trading market for the company’s ordinary shares is the Johannesburg Securities Exchange South Africa (GFI). In addition, the company’s ordinary shares are listed on the London Stock Exchange, on Euronext in Paris and Brussels, and the SWX Swiss Exchange. The company’s American Depositary shares are listed on the New York Stock Exchange (GFI).

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Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), N J Holland† (Financial Director), G J Gerwel,
J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American Company Secretary: V D MacDonald

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: December 10, 2002

By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs